September 9, 2005

VIA FACSIMILE AND EDGAR TRANSMISSION

H. Christopher Owings
Assistant Director
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.  20549-0303

         Re:  The Union Light, Heat and Power Company
              Registration Statement on Form S-3
              Filed August 8, 2005
              File No. 333-127311

Dear Mr. Owings:

    On behalf of The Union Light, Heat and Power Company (the "Company"), we have the following response to the comment in your comment letter dated September 6, 2005 relating to the registration statement on Form S-3 filed by the Company on August 8, 2005 (Commission File No. 333-127311).

    For your convenience, we have included your comment below in bold with the Company's corresponding response following the bold comment.

Form 10-K for Fiscal Year Ended December 31, 2004

Executive Officers, page 193

1. We note that your Vice President, Finance and Controller, Ms. Lynn J. Good was a partner in Deloitte & Touche, LLP's Cincinnati, Ohio offices prior to joining Cinergy, Cincinnati Gas & Electric Company and PSI Energy, Inc. in May 2003 as Vice President, Financial Project Strategy. Ms. Good was subsequently appointed Vice President, Finance and Controller in November 2003. Please have your independent auditors tell us how they were able to determine that your employment of Ms. Good was consistent with the auditor independence provisions of Section 206 of the Sarbanes-Oxley Act of 2002. In this regard, to the extent that Ms. Good was involved in any capacity in the audits of one or more Cinergy entities prior to her employment with you, please explain Ms. Good's specific responsibilities during the period from May 2003 through November 2003 in her capacity as Vice President, Financial Project Strategy. Refer also to the Executive Summary, SEC:
    Sarbanes-Oxley Mandated Rules are Finalized on Auditor Independence dated February 21, 2003.

       Ms. Good's employment with Cinergy Corp. ("Cinergy") commenced on
May 1, 2003, prior to the effective date of the SEC's regulations implementing
Section 206 of the Sarbanes-Oxley Act of 2002 (the "Act"). Pursuant to
Section 208(a) of the Act, on January 28, 2003, the SEC issued final regulations to carry out, among other things, subsection (l) of section 10A of the Securities Exchange Act of 1934 as described in Section 206 of the Act. See SEC Rel. No. 33-8183 (January 28, 2003). The final rules adopted by the SEC became effective May 6, 2003. In the adopting release, the SEC provided for transition and grandfathering for compliance with the new rules. As the SEC stated in the adopting release, "it would be unfair to expect those who began employment before the effective date of these rules to be asked to sever those employment relationships. Accordingly, these rules are effective for employment relationships with the issuer that commence after the effective date of these rules." This transition and grandfathering was similarly provided for in Rule 2.01(e)(1) of Regulation S-X. Because Ms. Good's employment commenced on May 1, 2003, prior to the May 6, 2003 effective date, the rules implemented by the SEC in accordance with Section 206 of the Act were not applicable to Ms. Good's employment with Cinergy.
                                    * * * * *

      Please do not hesitate to call me at (513) 287-2492 with any questions regarding the foregoing.

                                            Very truly yours,

                                            /s/J. William DuMond
                                            J. William DuMond, Esq.

cc: Wendy L. Aumiller
    Vice President and Treasurer
    The Union Light, Heat and Power Company

    David A. Neuhardt, Esq.
    Thompson Hine LLP

    Charles S. Whitman III, Esq.
    Davis Polk & Wardwell

    David S. Maltz, Esq.
    Cinergy Services, Inc.